Exhibit 99.02

From: Tomer Tal
Sent: Thursday, April 11, 2013 11:13 AM
To: Charles Volk
Subject: Resignation

Charles- it is with a heavy heart that I must resign from  my position as corporate secretary of Worthington Energy, Inc.   I have enjoyed working with you, but feel I cannot properly devote the time required of me to this position.

Sincerely,

Tomer Tal